Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Investment Corp. VII

Subject Company: Hennessy Capital Investment Corp. VII

SEC File No.: 001-42479

On August 25, 2026, Hennessy Capital Investment Corp. VII and ONE Nuclear Energy LLC published the following press release:

Hennessy Capital Investment Corp. VII Shareholders Approve Business Combination with ONE Nuclear

WEST PALM BEACH, Fla. & ZEPHYR COVE, Nev. --(BUSINESS WIRE)-- Hennessy Capital Investment Corp. VII (NASDAQ: HVII) (“Hennessy VII”), a special purpose acquisition company, announced that in an extraordinary general meeting held yesterday, August 24, 2026, Hennessy VII shareholders voted to approve the previously announced business combination (the “Business Combination”) with ONE Nuclear Energy LLC (“ONE Nuclear”), an independent developer of large-scale energy solutions powered by natural gas and advanced nuclear technologies. A Form 8-K disclosing the full voting results was filed with the Securities and Exchange Commission (the “SEC”) on August 24, 2026.

At the closing of the Business Combination, Hennessy VII will complete its previously disclosed domestication as a Delaware corporation, ONE Nuclear will become a direct, wholly-owned subsidiary of Hennessy VII, and Hennessy VII will be renamed “ONE Nuclear Energy Inc.” Its common stock is expected to trade on a national securities exchange under the ticker symbol “ONEN.” The closing of the Business Combination remains subject to the satisfaction or waiver of certain customary closing conditions, including exchange listing approval.

About ONE Nuclear Energy LLC

ONE Nuclear is an independent developer of scalable energy solutions powered by advanced technologies. ONE Nuclear’s approach seeks to meet rapidly growing energy demand with a fast-to-market and fully integrated platform to develop, own and operate utility-scale natural gas and advanced nuclear power generation to serve industrial and grid applications. ONE Nuclear is committed to advancing clean energy deployment through innovative nuclear technologies and strategic site development. For additional information, please visit www.onenuclearenergy.com.

About Hennessy Capital Investment Corp. VII

Hennessy VII is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities, with a focus on identifying and acquiring companies in the industrial technology and energy transition sectors. For additional information, please visit www.hennessycapital7.com.

Forward-Looking Statements

This press release contains forward-looking statements, including but not limited to statements regarding ONE Nuclear’s and Hennessy VII’s expectations, beliefs, intentions, strategies, and projections. All statements other than statements of historical facts contained in this press release are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, the anticipated timing and benefits from the consummation of the Business Combination, ONE Nuclear’s management team’s expectations concerning the outlook for its business, productivity, plans, growth and capital investments, operational and cost performance, revenue generation, development timelines, potential generation capacities of specific sites, regulatory outlook, future market conditions, success of strategic relationships, developments in the capital and credit markets, expected future financial performance, as well as demand for nuclear energy and the economic outlook for the nuclear energy industry.

Forward-looking statements speak only as of the date of this press release and are based on ONE Nuclear’s and Hennessy VII’s current beliefs and assumptions. ONE Nuclear and Hennessy VII undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Actual results may differ materially due to various risks and uncertainties, including but not limited to: (1) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Hennessy VII’s securities; (2) the failure to satisfy the conditions to the consummation of the Business Combination, including the receipt of certain regulatory approvals; (3) market risks; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of that certain Business Combination Agreement, dated as of October 22, 2025 (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Hennessy VII, Solis Merger Sub LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Hennessy VII, and ONE Nuclear; (5) changes in the transaction structure of the Business Combination due to regulatory or legal requirements; (6) the ability to meet listing standards; (7) the effect of the announcement or pendency of the Business Combination on ONE Nuclear’s business relationships, performance, and business generally; (8) failure to realize anticipated benefits from the Business Combination; (9) the outcome of any legal proceedings that may be instituted against ONE Nuclear or Hennessy VII related to the Business Combination or the Business Combination Agreement; (10) ONE Nuclear’s ability to execute on its business plan and to develop and maintain key strategic relationships and enter into definitive agreements in connection therewith; (11) competition in ONE Nuclear’s industry; (12) transaction-related costs; (13) the risk that changes in laws or regulations adversely affect ONE Nuclear’s business plans and operations; (14) adverse economic or competitive conditions; (15) the level of redemptions by Hennessy VII shareholders in connection with the Business Combination; (16) the risk that ONE Nuclear may not be able to successfully develop its exclusive sites or other sites and the commercial viability of any such site; (17) the risk that ONE Nuclear will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (18) other risks and uncertainties described in Hennessy VII’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on March 6, 2026, and other filings with the SEC, including the registration statement on Form S-4, the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the Business Combination from time to time. The foregoing list is not exhaustive, and there may be additional risks that neither Hennessy VII nor ONE Nuclear presently knows or that Hennessy VII and ONE Nuclear currently believe are immaterial. ONE Nuclear and Hennessy VII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

Contacts

For Investors:

Caldwell Bailey

ICR, Inc.

onenuclear@icrinc.com

For Media:

Matt Dallas

ICR, Inc.

onenuclear@icrinc.com